April 28, 2006

Mr. Matthew F. Russell
Vice President of Operations
Idaho General Mines, Inc
10 North Post St., Suite 610
Spokane, WA 99201

Re:	Idaho General Mines, Inc
		Registration Statement on Form SB-2
      Filed March 31, 2006
	File No. 333-132909

	Form 10-KSB for the Fiscal Year Ended December 31, 2005
	Filed March 31, 2006
	File No. 0-50539

Dear Mr. Russell:

      We have limited our review of the above filing to only the areas upon which we have issued comments. Where indicated, we think you should revise your documents in response to these comments.
If
you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings.
We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. As appropriate, amend the accounting and disclosures in your Form
SB-2 for all applicable comments written on your annual report on Form 10-KSB.





Form SB-2

General

2. Please note that we will not be in a position to declare the pending registration statement effective until all comments have been addressed, including those issued on your 10-KSB cited above.

Selling Shareholders, page 68

3. Determine whether any selling shareholder is a registered broker-dealer or affiliate of a registered broker-dealer. If a registered broker-dealer, please identify the selling shareholder as an underwriter unless the securities you are registering on its behalf compensated the shareholder for investment banking services. If any selling shareholder is an affiliate of a registered broker-dealer, please confirm to us that the shareholder purchased the securities you are registering on its behalf in the ordinary course of business, and that at the time of the purchase of the securities to be resold, the shareholder had no agreements or understandings, directly or indirectly, with any party to distribute the securities. Otherwise, identify the selling shareholder as an underwriter. We may have additional comments.

4. Please disclose the natural persons who exercise voting and/or dispositive powers with respect to the securities to be offered for resale by each of the selling shareholders. See Interpretation I.60 of the July 1997 manual of publicly available CF telephone interpretations, as well as interpretation 4S of the Regulation S-K portion of the March 1999 supplement to the CF telephone interpretation manual.

Part II

Undertakings

5. Please furnish all of the applicable undertakings required by Item
512 of Regulation S-B.

Form 10-KSB for the Fiscal Year Ended December 31, 2005

Management`s Discussion and Analysis, page 41

Contractual Obligations for Future Payments, page 45

6. Please reformat your table of contractual obligations to indicate which of the unlabeled columns are associated with the column headers.

Financial Statements

Statements of Operations, page 50

7. The inception to date net loss is reported as $6,853,465 within the statement of operations. However, if the amounts of net losses reported for each year within the Statement of Stockholders Equity are summed, the total is $6,944,368. Please reconcile and explain this difference for us, and correct the disclosures as necessary.

Statements of Cash Flows, page 53

8. At the bottom of the page you include a table of Non-Cash Investing and Financing Activities. Within this table you include items which are operating in nature (i.e. common stock and stock options issued for services and expenses.) Revise the table to either remove or relocate the operating items.

9. Tell us why you report proceeds from repayment of related party advance as a cash outflow in the investing section of your Statements of Cash Flows.

Note 6 - Common Stock, page 60

10. Your disclosure of common stock issuances during 2004 does not appear to be consistent with the amount reported in the Statements of
Cash Flows. For example, you explain that you issued 5,610,555 shares during 2004 for cash of $1,264,670, while reporting in the Statement of Cash Flows for 2004 proceeds from the issuance of stock of $1,619,750. In addition, you disclose that you issued stock for services and expenses totaling $870,660 ($87,260 + $783,400), while reporting in the Statement of Cash Flows an adjustment for "services and expenses paid with common stock" of $999,700. Please reconcile and explain the differences to us, and revise your disclosures accordingly.

Note 8 - Common Stock Options, page 61

11. You explain that you granted 950,000 incentive stock options during 2005 that have expirations at various dates through 2007. Please explain to us if these options were issued on the same date.
If so, explain why they have various expiration dates throughout 2007. If they were not issued on the same date, explain why they all have the same exercise price.  We also note that the table on page
63
shows a weighted average remaining contractual life of between four and six years for options issued at an exercise price of $0.72. Please reconcile the contractual life presented in the table, with the disclosure on page 61 that the shares have expirations throughout
2007.


12. In your table of outstanding options on page 63, you report a total weighted average remaining contractual life of 2.56 years for all outstanding options. However, since the options listed in your table have weighted average remaining contractual lives ranging from
2.96 to 6.00 years, please revise your disclosures as necessary to resolve this apparent mathematical impossibility.

Engineering Comments

Form SB-2 and Form 10-KSB for the Fiscal Year Ended December 31,
2005

General

13. Provide as an exhibit, a written consent from any experts whose name is cited, and/or whose work is incorporated into the document.
These consents should concur with the summary of the information in the report disclosed, and agree to being named as an expert in the registration statement.

14. For the property(s), provide the disclosures required by Industry
Guide 7 (b).  In particular, provide:

* The details as to modernization and physical condition of the plant and equipment, including subsurface improvements and equipment.
* Provide a description of equipment and other infrastructure facilities.
* The total cost of the property(s) has incurred to date and planned future costs.
* If applicable, provide a clear statement that the property(s) is without known reserves and the proposed program is exploratory in nature.

Refer to Industry Guide 7 (b) (1)-(5) for specific guidance.
Industry Guide 7 can be reviewed on the Internet at http://www.sec.gov/divisions/corpfin/forms/industry.htm#secguide7.

15. The company website refers to historical tonnage and grade estimates performed on your properties by other companies. As a U.S.
incorporated company, you may only make references that are recognized by the SEC (i.e. reserves or mineralized material). Historical estimates were valid for a limited period of time and are not relevant, unless rigorously updated.  Please modify the
tonnage
and grade disclosures on your website to conform to Industry Guide
7
requirements.

Nature and Extent of Company`s Title, page 19 SB-2 and Form 10-KSB page 6

16. Please clarify the type, controlling entity, and number of unpatented mining claims. Your filing states there are 970 unpatented mining claims. Specify whether these claims are Federal or State claims. Mount Hope Mines Inc. (MHMI) owns and leases 109 claims to your company. Your company owns the remaining 450 unpatented claims and has staked approximately 400 additional claims for a total of 959 unpatented claims.

Regional, Local and property Geology, page 23 SB-2 and Form 10-KSB page 10

17. This section about the regional geology contains more detail and technical language than is generally appropriate, and which may hinder an understanding by the average investor. Please revise your disclosures to provide a non-technical summary, written at the level of the average investor, with information that has a direct bearing on your properties. Your disclosures should comply with Section
(b)(5) of Industry Guide 7, which calls for a "brief description" of the rock formations and mineralization.

Data Verification, page 28 SB-2 and Form 10-KSB page 15

18. The third paragraph of this section appears to be very similar to a technical document or a trip report. Please understand that the guidance in Industry Guide 7 specifically prohibits technical studies being attached to registration statements. As such, we believe that you should remove detailed technical information that may obscure what is important to the average investor. Please also address the following points:

* Present information in clear, concise sections, paragraphs, and sentences easily understandable to the average reader.
* Summarize and state conclusions of the major study areas.
* Whenever possible, use short explanatory sentences and bullet lists.
* Avoid highly technical terminology, specify units, and time periods.
* Use descriptive headings and subheadings.
* Minimize repetitive disclosure that increases the size of the document but does not enhance the quality of the information.

Mineralization to be Mined, page 29 SB-2 and Form 10-KSB page 16

19. Please insert a short summary table of the mineralized material, list total tonnage, molybdenum grade, the cutoff grade, and explain the cutoff calculation parameters. Include all economic data, such as molybdenum price, mining costs, processing costs, and metallurgical recoveries which were used to calculate the cutoff grade. These may be included as footnotes. Mineralized material should only be reported as an "in place" tonnage and grade, and should not be disclosed as units of product, such as ounces of gold or pounds of copper.

Project Feasibility - Operating Costs, page 35 SB-2 and Form 10-
KSB
page 21

20. The summary costs presented reference the annual costs of the pre-feasibility study, whereas the filing references a feasibility study, please clarify. Financial results of a pre-feasibility study may not be disclosed, due to the low accuracy level and use of general assumptions. Please submit for review the portion of the feasibility study in which the operating and capital costs estimates were developed.

Closing Comments

      As appropriate, please amend the above filings in response to these comments. You may wish to provide us with a marked copy of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of
1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

* should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

* the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

* the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      Please contact Mark Wojciechowski at (202) 551-3759 or, in his absence, Karl Hiller, Branch Chief, at (202) 551-3686 if you have questions regarding comments on the financial statements and related matters. Please contact George Schuler, Mining Engineer, at (202) 551-3718 if you have questions regarding the engineering comments. Please contact Jason Wynn at (202) 551-3756 or, in his absence, me at
(202) 551-3740 with any other questions. Direct all correspondence to the following ZIP code: 20549-7010.

									Sincerely,


									H. Roger Schwall
									Assistant Director


cc:  J. Wynn
      M. Wojciechowski
      K. Hiller
      G. Schuler

via facsimile
Gary J. Kocher and Kristy T. Harlan
Preston Gates & Ellis LLP
(206) 623-7022
Mr. Matthew F. Russell
Idaho General Mines, Inc
April 28, 2006
page 1



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF CORPORATION FINANCE
     MAIL STOP 7010